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May 1, 2018	William Beaudoin
T +1 617-854-2337
BY EDGAR	William.Beaudoin@ropesgray.com
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GMO Series Trust (the “Trust”) (File Nos. 333-174627 and 811-22564)

Dear Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(1) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T is Post-Effective Amendment No. 37 to the Trust’s Registration Statement under the Securities Act and Amendment No. 39 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 37/39”), including: (i) a GMO Series Trust Prospectus and Statement of Additional Information (relating to all thirteen series of the Trust) and (ii) other information, the signature page, and exhibits.

This Amendment No. 37/39 is being filed in connection with the Trust’s annual update of its Registration Statement. Pursuant to the provisions of Rule 485(a)(1) under the Securities Act, it is intended that this Amendment No. 37/39 become effective on June 30, 2018.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at 617-854-2337.

Sincerely,

/s/ William M. Beaudoin

William M. Beaudoin

Enclosures

cc:	Gregory L. Pottle, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.

Sarah S. Clinton, Esq.